===============================================================================
                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                            _______________________

                                   FORM 6-K

      REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            _______________________


                        Date of Report: August 25, 2003


                              CEMEX, S.A. de C.V.
                              ------------------
            (Exact name of Registrant as specified in its charter)


                                  CEMEX Corp.
                                  -----------
                (Translation of Registrant's name into English)


                             United Mexican States
                             ---------------------
                (Jurisdiction of incorporation or organization)


         Av. Ricardo Margain Zozaya #325, Colonia Valle del Campestre
                    Garza Garcia, Nuevo Leon, Mexico 66265
         -------------------------------------------------------------
                   (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X       Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

N/A
===============================================================================

===============================================================================


         This report on Form 6-K shall be deemed to be incorporated by reference into (i) Post-Effective Amendment No. 3 to CEMEX, S.A. de C.V.'s ("CEMEX") Registration Statement on Form F-3 (Registration No. 333-11382) filed with the Securities and Exchange Commission (the "Commission") on October 23, 2002, (ii) CEMEX's Registration Statement on Form F-3 (Registration No. 333-86700) filed with the Commission on April 19, 2002,
(iii) CEMEX's Registration Statement on Form S-8 (Registration No. 333-86090) filed with the Commission on April 11, 2002, (iv) CEMEX's Registration Statement on Form S-8 (Registration No. 333-83962) filed with the Commission on March 7, 2002 and (v) CEMEX's Registration Statement on Form S-8 (Registration No. 333-13970) filed with the Commission on September 20, 2001, and to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.


                                   Contents


         1. Report on CEMEX's results of operations for the six months ended June 30, 2003 (attached hereto as exhibit 1).

         Please note that this report on Form 6-K should be read in conjunction with CEMEX's annual report on Form 20-F for the year ended December 31, 2002, which was filed with the Commission on April 8, 2003, and Amendment No. 1 thereto on Form 20-F/A, which was filed with the Commission on April 25, 2003.

                                   SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, CEMEX, S.A. de C.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                              CEMEX, S.A. de C.V.
                                       -----------------------------------
                                              (Registrant)


Date:   August 25, 2003                By:  /s/ Rafael Garza
                                            -------------------------------
                                            Name:   Rafael Garza
                                            Title:  Chief Comptroller

                                 EXHIBIT INDEX


EXHIBIT NO.           DESCRIPTION
-----------           -----------

1 Report on CEMEX's results of operations for the six months ended June 30, 2002.

                                                                     EXHIBIT 1


                              CEMEX, S.A. de C.V.

                         Results of Operations for the
                        Six Months Ended June 30, 2003

         References herein to "CEMEX," "we," "us" or "our" refer to CEMEX, S.A. de C.V., a Mexican corporation, and its consolidated subsidiaries. References herein to "U.S.$" and "Dollars" are to U.S. Dollars, and, unless otherwise indicated, references to "Ps" and "Pesos" are to constant Mexican Pesos as of June 30, 2003. The information set forth below contains convenience translations of Peso amounts into Dollars at an exchange rate of Ps10.46 to U.S.$1.00, the CEMEX accounting rate as of June 30, 2003. The noon buying rate for Pesos on June 30, 2003 was Ps10.455 to U.S.$1.00.

         CEMEX's significant accounting policies are described in Note 2 to its consolidated financial statements as of December 31, 2002 and 2001 and for each of the years in the three-year period ended December 31, 2002, included in Amendment No. 1 to its annual report on Form 20-F/A for the year ended December 31, 2002. This six-month report, which follows the same Mexican GAAP accounting policies, should be read in connection with such financial statements.

         On July 18, 2003, CEMEX announced its results for the first six months of 2003. The following table contains a summary of CEMEX's preliminary unaudited consolidated financial results as of and for the six-month periods ended June 30, 2002 and 2003. The interim results of operations for the six-month period ended June 30, 2003 are not necessarily indicative of operating results to be expected for the entire year. Following the table is a discussion of CEMEX's results for the first six months of 2003.



                                                                                  Unaudited
                                                                -----------------------------------------------
                                                                         As of and for the Six Months
                                                                                Ended June 30,
                                                                -----------------------------------------------
                                                                     2002            2003            2003
                                                                ---------------- --------------  --------------
                                                                 (in millions of constant Pesos as of June 30,
                                                                  2003 and Dollars, except share and per share
                                                                                    amounts)

        Income Statement Information:
        Net sales..............................................   Ps   34,012    Ps   36,502      U.S.$3,490
        Cost of sales(1).......................................       (18,601)       (21,198)         (2,027)
        Gross profit...........................................        15,411         15,304           1,463
        Operating expenses.....................................        (7,975)        (8,007)           (766)
        Operating income.......................................         7,436          7,297             698
        Comprehensive financing income (cost), net(2)..........        (1,062)          (792)            (76)
        Other income (expense), net............................        (2,189)        (1,832)           (175)
        Income before income tax, business assets tax,
            employees' statutory profit sharing and
            equity in income of affiliates.....................         4,185          4,673             447
        Minority interest......................................           182            116              11
        Majority interest net income...........................         3,587          4,104             392
        Earnings per share(3)..................................          1.93           1.32            0.13
        Number of shares outstanding (4).......................         4,563          4,846           4,846

        Balance Sheet Information:
        Cash and temporary investments.........................         4,899          7,436             711
        Net working capital investment(5)......................         9,531          7,604             727
        Property, machinery and equipment, net.................        90,760         94,400           9,025
        Total assets...........................................       168,169        174,692          16,701
        Short-term debt........................................        11,413         20,912           1,999
        Long-term debt.........................................        48,825         40,003           3,824
        Minority interest(6)...................................        14,279         12,166           1,163
        Stockholders' equity (excluding minority interest)(7)...       64,144         62,810           6,005
        Book value per share(4).................................        14.06          12.96            1.24

        Other Financial Information:
        Operating margin.........................................       21.9%          20.0%           20.0%
        EBITDA(8)................................................      10,565         10,600           1,013
        Ratio of EBITDA to interest expense, capital securities
            dividends and preferred equity dividends............         5.60           4.93            4.93
        Investment in property, machinery and equipment, net.....       1,610          1,745             167
        Depreciation and amortization............................       3,825          3,303             316
        Net resources provided by operating activities(9)........       7,429          5,693             544
        Basic earnings per CPO(3).....................................   5.79           3.96            0.38
                                                                            (footnotes on next page)


______________
(1)  Cost of sales includes depreciation.

(2) Comprehensive financing income (cost), net, includes financial expenses, financial income, gain (loss) on marketable securities, foreign exchange result, net and monetary position result.

(3) Earnings per share are calculated based upon the weighted average number of shares outstanding during the preceding 12-month period. In accordance with Mexican GAAP, earnings per share as of June 30, 2002 and 2003 (unaudited) were calculated based on net income for the prior twelve-month periods, which amounted to Ps8,502 million and Ps6,035 million, respectively. Basic earnings per CPO is determined by multiplying the basic earnings per share for each period by three (the number of shares underlying each CPO). Basic earnings per CPO is presented solely for the convenience of the reader and does not represent a measure under Mexican GAAP.

(4) Based upon the total number of shares outstanding at the end of each period, expressed in millions of shares, and includes shares subject to financial derivative transactions, but does not include shares held by our subsidiaries.

(5) Net working capital investment equals trade receivables plus inventories less trade payables.

(6) In connection with the preferred equity transaction relating to the financing of our acquisition of Southdown, Inc., now named CEMEX, Inc., the balance sheet item minority interest at June 30, 2002 and 2003 includes a notional amount of U.S.$650 million (Ps6,799 million) of issued preferred equity. Of the U.S.$650 million of preferred equity outstanding as of June 30, 2003, U.S.$195 million is due in February 2004 and U.S.$455 million is due in August 2004. The balance sheet item minority interest at June 30, 2002 and 2003 also includes an aggregate liquidation amount of U.S.$66 million (Ps690 million) of 9.66% Putable Capital Securities, which were initially issued by one of our subsidiaries in May 1998 in an aggregate liquidation amount of U.S.$250 million. In April 2002, approximately U.S.$184 million in aggregate liquidation amount of these capital securities were tendered to, and accepted by, us in a tender offer. In addition, minority interest net income in the first six months of 2002 and 2003 includes preferred dividends in the amount of approximately U.S.$12.7 million (Ps130.1 million) and U.S.$11.9 million (Ps124.2 million), respectively, and capital securities dividends in the amount of approximately U.S.$8.7 million (Ps89.0 million) and U.S.$3.3 million (Ps34.0 million), respectively.

(7) In December 1999, we entered into forward contracts with a number of banks covering 21,000,000 ADSs (each ADS represents five CPOs). In December 2002, we agreed with the banks to settle those forward contracts for cash and simultaneously entered into new forward contracts, with a scheduled December 2003 settlement date, with the same banks on similar terms to the original forward transactions. Under the new forward contracts the banks retained the ADSs underlying the original forward contracts, which had increased to 24,008,313 ADSs as of the settlement date as a result of stock dividends and which further increased to 25,457,378 ADSs as of June 30, 2003 as a result of stock dividends through June 2003. As a result of this net settlement, we recognized in December 2002 a decrease of approximately U.S.$98.3 million (Ps1,028 million) in our stockholders' equity, arising from changes in the valuation of the ADSs. These ADSs are considered to have been sold to the banks, and, therefore, future changes in the fair value of the ADSs will not be recorded until settlement of the new forward contracts. When we settle the new forward contracts, the purchase price of the new forward contracts relating to our ADSs will be recorded as a decrease in stockholders' equity.

(8) EBITDA equals operating income before amortization expense and depreciation. Under Mexican GAAP, amortization of goodwill is not included in operating income, but instead is recorded in other income (expense). EBITDA and the ratio of EBITDA to interest expense, capital securities dividends and preferred equity dividends are presented herein because we believe that they are widely accepted as financial indicators of the our ability to internally fund capital expenditures and service or incur debt and preferred equity. EBITDA and such ratios should not be considered as indicators of our financial performance, as alternatives to cash flow, as measures of liquidity or as being comparable to other similarly titled measures of other companies. EBITDA is reconciled below to operating income, which we consider to be the most comparable measure as determined under Mexican GAAP. We are not required to prepare a statement of cash flows under Mexican GAAP and therefore do not have such Mexican GAAP cash flow measures to present as comparable to EBITDA.


                                                                 For the Six Months
                                                                   Ended June 30,
                                                                     (Unaudited)
                                                     --------------------------------------------
                                                         2002           2003           2003
                                                     -------------- -------------- --------------
                                                        (in millions of constant Pesos as of
                                                             June 30, 2003 and Dollars)

         Reconciliation of EBITDA to operating income

         EBITDA                                      Ps   10,565     Ps   10,600    U.S.$ 1,013

         Less:
             Depreciation and amortization expense         3,129           3,303            315
                                                     -------------- -------------- --------------
         Operating income                            Ps    7,436     Ps    7,297    U.S.$   698
                                                     ============== ============== ==============

(9) Net resources provided by operating activities equals majority interest net income plus items not affecting cash flow plus investment in working capital excluding effects from acquisitions. In accordance with Mexican GAAP, operating activities include gain and loss from trading in marketable securities, including realized gain or loss from trading in our capital stock.

Six Months Ended June 30, 2003 Compared to Six Months Ended June 30, 2002

Overview

         Summarized in the table below are the percentage (%) increases (+) and decreases (-) in the first six months of 2003 compared to the first six months of 2002 in our net sales, before eliminations resulting from consolidation, sales volumes and prices for the major countries in which we have operations. Variations in net sales determined on the basis of constant Mexican Pesos include the appreciation or depreciation occurred during the period between the country's local currency vis-a-vis the Mexican Peso, as well as the effects of inflation as applied to the Mexican Peso amounts using CEMEX's weighted average inflation factor; therefore, such variations substantially differ from those based solely on the country's local currency:



--------------- ----------------------------------------- --------------------------- ------------ ------------------------
                               Net Sales
--------------- ------------ --------------- ------------ --------------------------- ------------ ------------------------

                              Approximate
                                currency     Variations                                 Export
                             fluctuations,       in                                     Sales            Average Domestic
                Variations       net of       constant       Domestic Sales Volumes    Volumes      Prices in local currency
                 in local      inflation       Mexican
   Country       currency       effects         Pesos        Cement      Ready-Mix      Cement       Cement     Ready-Mix
--------------- ------------ --------------- ------------ ------------ -------------- ------------ ----------- ------------
Mexico             +12%           --            +12%          +6%          +16%          -22%         +1%          -6%
--------------- ------------ --------------- ------------ ------------ -------------- ------------ ----------- ------------
United States       -7%           -1%            -8%          -3%           +5%           N/A         -2%          -1%
--------------- ------------ --------------- ------------ ------------ -------------- ------------ ----------- ------------
Spain               +4%           +17%          +21%          +6%           +4%           -7%         -2%          +1%
--------------- ------------ --------------- ------------ ------------ -------------- ------------ ----------- ------------
Venezuela          -10%           +13%           +3%         -29%          -20%           +7%         +15%         +7%
--------------- ------------ --------------- ------------ ------------ -------------- ------------ ----------- ------------
Colombia           +13%           -16%           -3%         Flat          +32%           N/A         +10%         +1%
--------------- ------------ --------------- ------------ ------------ -------------- ------------ ----------- ------------
Central
America and
the Caribbean      +36%           -5%           +31%         +24%          +312%          N/A         -6%          -5%
--------------- ------------ --------------- ------------ ------------ -------------- ------------ ----------- ------------
Philippines         -3%           -3%            -6%          +3%          +87%          +112%        -15%        -16%
--------------- ------------ --------------- ------------ ------------ -------------- ------------ ----------- ------------
Egypt               -4%           -23%          -27%         -13%           N/A           N/A         +6%          +5%
--------------- ------------ --------------- ------------ ------------ -------------- ------------ ----------- ------------
N/A = Not Applicable


         On a consolidated basis, our cement sales volumes increased 5%, from
30.2 million tons in the first six months of 2002 to 31.6 million tons in the first six months of 2003, and our ready-mix concrete sales volumes increased 15%, from 9.3 million cubic meters in the first six months of 2002 to 10.6 million cubic meters in the first six months of 2003. Our net sales increased 7% from Ps34,012 million in the first six months of 2002 to Ps36,502 million in the first six months of 2003 in constant Peso terms, and our operating income decreased 2% from Ps7,436 million in the first six months of 2002 to Ps7,297 million in the first six months of 2003 in constant Peso terms.

Net Sales

         Our net sales increase of 7% in constant Peso terms during the first six months of 2003 compared to the first six months of 2002 was primarily attributable to the inclusion of the results of operations of our newly acquired Puerto Rican operations in the first six months 2003 but not in the first six months of 2002, combined with higher sales volumes in our operations in Mexico, Spain and Central America and the Caribbean, which were partially offset by a decrease in sales volumes in Venezuela, Egypt and the United States and lower prices in the United States, Spain, the Caribbean Region and the Philippines. Additionally, set forth below is a quantitative and qualitative analysis of the effects of the various factors affecting our net sales on a country-by-country basis.

         Mexico

         Our Mexican operations' domestic gray cement sales volumes increased 6% in the first six months of 2003 compared to the first six months of 2002, and ready-mix concrete sales volumes increased 16% over the same periods. The increase in sales volumes resulted primarily from increased demand in the residential construction sector and in the public sector. However, lower ready-mix concrete prices in Mexico partially offset the sales volumes increases. The average domestic cement price in Mexico increased 1% in constant Peso terms in the first six months of 2003 compared to the first six months of 2002 (2% in nominal Peso terms). The average ready-mix concrete price decreased 6% in constant Peso terms (5% in nominal Peso terms) over the same periods due to increased competition.

         The increase in our domestic cement sales volumes was also partially offset by a significant decrease in cement export volumes. Our Mexican operations' cement export volumes, which represented 6% of our Mexican cement sales volumes in the first six months of 2003, decreased 22% in the first six months of 2003 compared to the first six months of 2002 due mainly to the weakness of the U.S. market, our most important foreign consumer. Of our Mexican operations' cement export volumes during the first six months of 2003, 70% was shipped to the United States, 29% to Central America and the Caribbean and 1% to South America.

         As a result of the increase in domestic cement sales volumes and ready-mix concrete sales volumes, net sales in Mexico, in constant Peso terms using Mexican inflation, increased 12% in the first six months of 2003 compared to the first six months of 2002, despite the decline in cement export volumes and average ready-mix concrete prices.

         United States

         Our United States operations' cement sales volumes, which include cement purchased from our other operations, decreased 3% in the first six months of 2003 compared to the first six months of 2002, and ready-mix concrete sales volumes increased 5% over the same periods. The decrease in cement sales volumes is attributable to the general weakness of the United States economy as well as decreased demand in most of our United States markets as a result of unfavorable weather conditions, mostly during February, March, April and May of 2003. Industrial and commercial construction declined as a result of continued weakness in the manufacturing and commercial sectors of the economy, while the cement-intensive public works sector, in particular highway construction, our strongest source of cement demand, also declined. In addition, the average sales price of cement decreased 2% in Dollar terms during the first six months of 2003 compared to the first six months of 2002, and the average price of ready-mix concrete decreased 1% in Dollar terms over the same periods.

         As a result of the decline in cement sales volumes and average cement and ready-mix concrete prices, net sales in the United States declined 7% in U.S. Dollar terms in the first six months of 2003 compared to the first six months of 2002, despite an increase in ready-mix concrete sales volumes.

         Spain

         Our Spanish operations' domestic cement sales volumes increased 6% in the first six months of 2003 compared to the first six months of 2002, and ready-mix concrete sales volumes increased 4% over the same periods. The increase in sales volumes was driven by strong residential construction activity which benefited from the low interest rate environment and increased spending in public works. Our Spanish operations' cement export volumes, which represented 3% of our Spanish cement sales volumes in the first six months of 2003, decreased 7% in the first six months of 2003 compared to the first six months of 2002. Of our Spanish operations' total cement export volumes in the first six months of 2003, 22% was shipped to Europe and the Middle East, 31% to Africa, and 47% to the United States. In addition, the average sales price of cement decreased 2% in Euro terms during the first six months of 2003 compared to the first six months of 2002, and the average price of ready-mix concrete increased 1% in Euro terms over the same periods.

         As a result of the increases in domestic cement sales volumes and ready-mix concrete sales volumes, net sales in Spain, in Euro terms, increased 4% in the first six months of 2003 compared to the first six months of 2002, despite the small decline in the average sales price of cement in Euro terms.

         Venezuela

         Our Venezuelan operations' domestic cement sales volumes decreased 29% in the first six months of 2003 compared to the first six months of 2002, while ready-mix concrete sales volumes decreased 20% over the same periods. The decreases in domestic cement sales volumes and ready-mix concrete sales volumes were mainly driven by the downturn in construction activity in Venezuela as a result of the continuing political and economic turmoil in Venezuela.

         Our Venezuelan operations' cement export volumes, which represented 58% of our Venezuelan cement sales volumes in the first six months of 2003, increased 7% in the first six months of 2003 compared to the first six months of 2002. The increase in cement export volumes was due to an increased focus on the exports market to offset the contraction of the local market. Of our Venezuelan operations' total cement export volumes during the first six months of 2003, 53% was shipped to North America and 47% to the Caribbean and South America.

         Our Venezuelan operations' average domestic sales price of cement increased 15% in constant Bolivar terms in the first six months of 2003 compared to the first six months of 2002, while the average sales price of ready-mix concrete increased 7% in constant Bolivar terms over the same periods.

         As a result of the decreases in domestic and ready-mix concrete sales volumes, net sales in Venezuela, in constant Bolivar terms, declined 10% in the first six months of 2003 compared to the first six months of 2002, despite the increases in the average domestic sales prices of cement and ready-mix concrete in constant Bolivar terms and the increase in cement export volumes.

         Colombia

         Our Colombian operations' domestic sales volumes were flat for the first six months of 2003 compared to the first six months of 2002, while ready-mix concrete sales volumes increased 32% over the same periods. The increase in ready-mix concrete sales volumes was primarily attributable to an increase in public investment in the construction sector, low interest rates and low inflation that led to a moderate demand for housing and private investment and our increased market penetration of the residential construction ready-mix concrete market.

         Our Colombian operations' average domestic sales price of cement increased 10% in Colombian Peso terms in the first six months of 2003 compared to the first six months of 2002, while the average sales price of ready-mix concrete increased 1% in Colombian Peso terms over the same periods.

         As a result of the increases in ready-mix concrete sales volumes and in the average domestic sales price of cement in Colombian Peso terms, our net sales in Colombia, in Colombian Peso terms, increased 13% in the first six months of 2003 compared to the first six months of 2002.

         Central America and the Caribbean

         Our Central American and Caribbean operations consist of our operations in Costa Rica, the Dominican Republic, Panama, Nicaragua and Puerto Rico, as well as several cement terminals in other Caribbean countries and our trading operations in the Caribbean region. Most of these trading operations consist of the resale in the Caribbean region of cement produced by our operations in Venezuela and Mexico. Our Central American and Caribbean operations' domestic cement sales volumes increased approximately 29% (or approximately 24%, excluding our trading operations in the Caribbean region) in the first six months of 2003 compared to the first six months of 2002, primarily as a result of our acquisition of Puerto Rican Cement Company, Inc. in August 2002, which represented approximately 20% of our total cement sales volumes in that region during the first six months of 2003, and strong performance by our operations in Panama and Nicaragua during the first six months of 2003. Our Caribbean region trading operations' cement sales volumes increased approximately 98% in the first six months of 2003 compared to the first six months of 2002, primarily as a result of exports to the United States from the Caribbean region instead of from Venezuela for several months in the beginning of 2003 due to the political and economic turmoil and general labor strikes in Venezuela at that time. Our Central American and Caribbean operations' ready-mix concrete sales volumes increased approximately 312% in the first six months of 2003 compared to the first six months of 2002, primarily due to the inclusion of our Puerto Rican operations, which represented 60% of our total ready-mix concrete sales volumes in the region, higher volumes in Panama and the Dominican Republic and the beginning of ready-mix concrete sales in Costa Rica in the third quarter of 2002.

         Our Central American and Caribbean operations' average domestic cement sales price decreased 6% in Dollar terms in the first six months of 2003 compared to the first six months of 2002, primarily due to decreases in the average Dollar sales prices of cement in the Dominican Republic and the Caribbean of 16% and 18%, respectively, which were partially offset by increases in the average Dollar sales prices of cement in Panama and Costa Rica of 2% and 2%, respectively. Our Central American and Caribbean operations' average ready-mix concrete sales price decreased 5% in Dollar terms in the first six months of 2003 compared to the first six months of 2002, primarily due to a 5% decrease in ready-mix concrete prices in Panama in Dollar terms and a 30% decrease in ready-mix concrete prices in the Dominican Republic in Dollar terms as a result of a significant depreciation of the Dominican Peso against the Dollar.

         As a result of the increase in cement and ready-mix concrete sales volumes, combined with the inclusion of our Puerto Rican operations, net sales in our Central American and Caribbean region, in Dollar terms, increased 36% in the first six months of 2003 compared to the first six months of 2002, despite the decline in average sales prices of cement and ready-mix concrete in Dollar terms.

         The Philippines

         Our Philippines domestic cement sales volumes increased 3% in the first six months of 2003 compared to the first six months of 2002, which was offset by a 15% decrease, in Philippine Peso terms, in the average domestic sales price of cement over the same periods. Our Philippine operations' domestic cement sales volumes increase was primarily a result of our commercial marketing programs and our increased market participation in the country due to fewer cement imports from our competitors. The self-construction sector remained our strongest source of cement demand, while demand in the public works sector continued to be weak as a result of reductions in public spending. Our Philippines ready-mix concrete business, which began in 2001, is still under development. Our ready-mix concrete sales volumes in the Philippines increased 87% in the first six months of 2003 compared to the first six months of 2002, while the average ready-mix concrete price decreased 16% in Philippine Peso terms over the same periods. The increase in ready-mix concrete sales volumes was primarily attributable to a weak economic environment during the first six months of 2002 and new construction contracts in 2003.

         Primarily as a result of the decreases in the average cement and ready-mix concrete prices, which were partially offset by an increase in domestic cement and ready-mix sales volumes, our net sales in the Philippines, in Philippine Peso terms, decreased 3% in the first six months of 2003 compared to the first six months of 2002.

         Thailand

         Our Thai operations' domestic cement sales volumes increased 20% in the first six months of 2003 compared to the first six months of 2002, primarily due to increased production efficiency and higher demand as a result of increased construction activity. Our Thai operations' average sales price of cement increased 21% in Baht terms during the first six months of 2003 compared to the first six months of 2002. Cement prices in Thailand are indirectly controlled by the Thai government.

         Primarily as a result of increases in domestic cement sales volumes and average sales prices of cement, our net sales in Thailand, in Baht terms, increased 46% in the first six months of 2003 compared to the first six months of 2002.

         Egypt

         Our Egyptian operations' domestic cement sales volumes decreased 13% in the first six months of 2003 compared to the first six months of 2002, primarily as a result of the exceptionally high cement volumes in the first six months of 2002 and higher cement prices in 2003, which were partially offset by a strong self-construction sector. Our Egyptian operations' average domestic sales price of cement increased 6% in Egyptian pound terms in the first six months of 2003 compared to the first six months of 2002. In addition to being subject to market pressures, cement prices in Egypt are controlled to a significant degree by the Egyptian government as a result of the government's control of almost 50% of the industry's capacity.

         As a result of the decrease in cement sales volumes combined with the offsetting increase in domestic cement sales prices, net sales in Egypt, in Egyptian pound terms, decreased 4% in the first six months of 2003 compared to the first six months of 2002.

Cost of Sales

         Our cost of sales, including depreciation, increased 14% from Ps18,601 million in the first six months of 2002 to Ps21,198 million in the first six months of 2003 in constant Peso terms, as a result of changes in our product mix, as we had increased sales from our multi-products (Multiproductos) strategy and a higher percentage of ready-mix concrete sales in Mexico, as well as increased energy costs. As a percentage of sales, cost of sales increased 3.4% from 54.7% in the first six months of 2002 to 58.1% in the first six months of 2003.

Gross Profit

         Our gross profit decreased by 1% from Ps15,411 million in the first six months of 2002 to Ps15,304 million in the first six months of 2003 in constant Peso terms. Our gross margin decreased from 45.3% in the first six months of 2002 to 41.9% in the first six months of 2003, as a result of changes in our product mix. The decrease in our gross profit is mainly attributable to the 14% increase in our cost of sales, partially offset by the 7% increase in net sales in the first six months of 2003 compared to the first six months of 2002.

Operating Expenses

         Our operating expenses increased slightly from Ps7,975 million in the first six months of 2002 to Ps8,007 million in the first six months of 2003 in constant Peso terms. As a percentage of sales, our operating expenses decreased from 23.4% in the first six months of 2002 to 21.9% in the first six months of 2003.

Operating Income

         For the reasons mentioned above, our operating income decreased 2% from Ps7,436 million in the first six months of 2002 to Ps7,297 million in the first six months of 2003.

Comprehensive Financing Income (Expense)

         Pursuant to Mexican GAAP, the comprehensive financing result should measure the real cost (gain) of an entity's financing, net of the foreign currency fluctuations and the inflationary effects on monetary assets and liabilities. In periods of high inflation or currency depreciation, significant volatility may arise and is reflected under this caption. For presentation purposes, comprehensive financing income (expense) includes:

         o     financial or interest expense on borrowed funds;

         o     financial income on cash and temporary investments;

         o appreciation or depreciation resulting from the valuation of financial instruments, including derivative instruments and marketable securities, as well as the realized gain or loss from the sale or liquidation of such instruments or securities;

         o foreign exchange gains or losses associated with monetary assets and liabilities denominated in foreign currencies; and

         o gains and losses resulting from having monetary liabilities or assets exposed to inflation (monetary position result).


                                                                                      (Unaudited)
                                                                               Six Months Ended June 30,
                                                                          -------------------------------------
                                                                                2002                2003
                                                                          -----------------   -----------------
                                                                            (in millions of constant Pesos)

              Net comprehensive financing income (expense):
              Financial expense..........................................   Ps (1,668)          Ps (1,993)
              Financial income...........................................         310                 126
              Foreign exchange gain (loss), net..........................        (702)               (237)
              Gain (loss) on valuation and liquidation of financial
                 instruments.............................................        (822)               (431)
              Monetary position gain.....................................       1,822               1,744
                                                                          -----------------   ----------------
                    Net comprehensive financing income (expense)........    Ps (1,062)          Ps   (792)
                                                                          =================   ================

         Our net comprehensive financing income (expense) improved from an expense of Ps1,062 million in the first six months of 2002 to an expense of Ps792 million in the first six months of 2003. The components of the change are shown above. Our financial expense was Ps1,993 million for the first six months of 2003, an increase of 19% from Ps1,668 million in the first six months of 2002. The increase was primarily attributable to a higher level of interest rates swaps at a level above current market rates during the first six months of 2003, which were entered into in an effort to fix our interest rate profile. Our financial income decreased 60% from Ps310 million in the first six months of 2002 to Ps126 million in the first six months of 2003 as a result of the decline in interest rates and a lower average level of investments in fixed rate instruments. Our net foreign exchange results improved from a loss of Ps702 million in the first six months of 2002 to a loss of Ps237 million in the first six months of 2003. The foreign exchange loss in the first six months of 2003 is primarily attributable to the appreciation of the Japanese Yen and the Dollar against the Peso and the effect that such appreciation had in our Japanese Yen and Dollar denominated debt. Our gain (loss) from valuation and liquidation of financial instruments improved from a loss of Ps822 million in the first six months of 2002 to a loss of Ps431 million in the first six months of 2003, primarily attributable to significant valuation losses from our derivative financial instruments portfolio (discussed below) during the second quarter of 2002 due to adverse financial market conditions. Our monetary position gain (generated by the recognition of inflation effects over monetary assets and liabilities) decreased from Ps1,822 million during the first six months of 2002 to Ps1,744 million during the first six months of 2003, as a result of the decrease in the weighted average inflation index in the first six months of 2003 compared to the first six months of 2002.

Derivative Financial Instruments

         Our derivative financial instruments that have a potential impact on our comprehensive financing result consist of equity forward contracts designated as hedges of our executive stock option programs, foreign exchange derivative instruments, excluding our foreign exchange forward contracts designated as hedges of our net investment in foreign subsidiaries, interest rate swaps, cross currency swaps, interest rate swap options (swaptions), other interest rate derivatives, fuel and energy derivatives and third party equity forward contracts. During the first six months of 2003, we suffered valuation losses in our interest rate derivatives, which were partially offset by gains from our currency derivatives, including our cross currency swaps and our equity forward contracts designated to hedge our stock option programs. These valuation losses accounted for substantially all the loss recorded in the first six months of 2003 under the line item gain (loss) on valuation and liquidation of financial instruments presented above. The estimated fair value gain of our equity forward contracts that hedge the potential exercise of our executive stock option programs is primarily attributable to an increase in the market price of our listed securities (ADSs and CPOs). The estimated fair value loss of our interest rate derivatives is primarily attributable to the continuing decline in market interest rates, as CEMEX has fixed its interest rate profile at a level above current market rates. The estimated fair value gain of our cross currency swaps is primarily attributable to the slight appreciation of the Japanese Yen against the Dollar during the first six months of 2003.

Other Expenses, Net

         Our other expenses for the first six months of 2003 were Ps1,832 million, a 16% decrease from Ps2,189 million in the first six months of 2002. The decrease was primarily attributable to a non-recurring expense recorded in the first quarter of 2002 related to the termination of a distribution agreement in Taiwan.

Income Taxes, Business Assets Tax and Employees' Statutory Profit Sharing

         Our effective tax rate was 11.7% in the first six months of 2003 compared to 11.6% in the first six months of 2002. Our tax expense, which primarily consists of income taxes and business assets tax, increased 12% from Ps488 million in the first six months of 2002 to Ps549 million in the first six months of 2003. The increase was attributable to a higher taxable income in the first six months of 2003 as compared to the first six months of 2002. Our average statutory income tax rate was approximately 34% in the first six months of 2003 and approximately 35% in the first six months of 2002.

         Employees' statutory profit sharing decreased from Ps57 million during the first six months of 2002 to Ps53 million during the first six months of 2003 due to lower taxable income for profit sharing purposes in Venezuela.

Majority Interest Net Income

         Majority interest net income represents the difference between our consolidated net income and minority interest net income, which is the portion of our consolidated net income attributable to those of our subsidiaries in which non-affiliated third parties hold interests. Changes in minority interest net income in any period reflect changes in the percentage of the stock of our subsidiaries held by non-affiliated third parties as of the end of each month during the relevant period and consolidated net income attributable to those subsidiaries.

         For the reasons described above, our consolidated net income (before deducting the portion allocable to minority interest) for the first six months of 2003 increased 12%, from Ps3,769 million in the first six months of 2002 to Ps4,219 million in the first six months of 2003. The percentage of our consolidated net income allocable to minority interests decreased from 4.8% in the first six months of 2002 to 2.7% in the first six months of 2003, as a result of our prepayment in February 2002 of a portion of the preferred equity balance of the preferred equity transaction related to the financing of our acquisition of Southdown, Inc., now named CEMEX, Inc., in 2000 and the repurchase in April 2002 of 73.5% of the 9.66% Putable Capital Securities issued by one of our subsidiaries in May 1998. Majority interest net income increased by 14%, from Ps3,587 million in the first six months of 2002 to Ps4,101 million in the first six months of 2003, mainly as a result of our increase in net sales, the decreases in our foreign exchange loss, in valuation losses on derivative financial instruments and a lower portion of consolidated net income allocable to minority interests, partially offset by the decrease in our monetary position gain and higher income taxes. As a percentage of net sales, majority interest net income increased from 10.5% in the first six months of 2002 to 11.2% in the first six months of 2003.

Developments During the First Six Months of 2003

Debt-Related Developments

         On March 6, 2003, we issued an additional tranche under a Mexican domestic medium term promissory notes program established in August 2002. The tranche consists of Ps1,200 million in nominal pesos with a maturity of three years and a rate per annum equal to the TIIE (the Interbank Offering Rate in Mexico) plus 80 basis points. We used the proceeds of the transaction to repay debt.

         On March 26, 2003, we prepaid U.S.$225 million under the U.S.$550 million credit agreement relating to the Southdown (now named CEMEX, Inc.) acquisition. Funds for the pre-payment were obtained from existing lines of credit.

         In March 2003, U.S.$800 million of the U.S.$1,000 million notional amount of interest rate swap options (swaptions) held by us as of December 31, 2002 matured, and we entered into interest rate swaps for a notional amount of U.S.$800 million in connection with the counterparties' election under the swaptions to receive from us fixed interest rates and pay to us floating interest rates for a five-year period. The remaining swaptions for a notional amount of U.S.$200 million mature in October 2004.

         On June 30, 2003, we issued two additional tranches under our Mexican domestic medium term promissory notes program established in August 2002. The first tranche consists of Ps1,600 million in nominal pesos with a maturity of three years and a rate per annum equal to the TIIE (the Interbank Offering Rate in Mexico) plus 80 basis points. The second tranche consists of Ps545 million in Inflationary Indexed Peso Notes in UDIs (Unidades de Inversion) with a maturity of five and a half years and a rate per annum of 5.3%. We used the proceeds of these transactions to repay debt.

         Also on June 30, 2003, CEMEX Espana, through a wholly-owned subsidiary, issued three series of notes in a private placement with aggregate principal amounts of U.S.$103 million, U.S.$96 million and U.S.$201 million, having maturities of seven, ten and twelve years, respectively, and interest rates per annum of 4.77%, 5.36% and 5.51%, respectively. These notes were primarily placed with insurance companies and pension funds in the United States. We used the proceeds of this offering to repay debt.

Developments Relating to Our Indonesian Investment

         In March 2003, a lawsuit was filed in the Indonesian province of West Sumatra in the District Court in Padang, against PT Semen Gresik, an Indonesian cement producer in which we own a 25.5% interest and the Indonesian government owns a 51% interest, PT Semen Padang, a 99.9%-owned subsidiary of Gresik that owns and operates Gresik's Padang cement plant, and several Indonesian government agencies. The lawsuit, which was filed by a recently established foundation affiliated with the West Sumatra provincial administration that had effectively controlled Semen Padang's management since its attempt to "take over" Semen Padang in November 2001, challenges the validity of the sale of Semen Padang by the Indonesian government to Gresik in 1995 on the grounds that the Indonesian government did not obtain the necessary approvals for such sale.

         On March 17, 2003, the Indonesian Supreme Court granted a petition submitted by Gresik in September 2002 to call an extraordinary general meeting of shareholders to replace Semen Padang's management. As a result, Gresik scheduled an extraordinary general meeting of shareholders of Semen Padang for May 12, 2003. In an effort to block that meeting, on May 5, 2003, the foundation that is the plaintiff in the lawsuit described above amended its complaint to seek an injunction barring Gresik from taking action at the shareholders meeting. On May 9, 2003, the District Court in Padang granted the foundation's request and issued a temporary order to freeze all actions which might be taken by Gresik as a shareholder of Semen Padang on the grounds that ownership of Semen Padang was an issue in dispute. However, Gresik's local counsel determined that the order by the District Court in Padang was not enforceable and that Gresik was not bound to comply with it. Accordingly, the extraordinary general meeting of shareholders of Semen Padang was convened as scheduled on May 12, 2003 and Gresik, as the controlling shareholder of Semen Padang, approved the replacement of Semen Padang's management.

         The replaced Semen Padang management, however, has refused to recognize these management changes, and employees at Semen Padang have physically prevented the newly appointed management from entering the facility. Gresik has experienced other difficulties at Semen Padang, including the effective loss of operational and financial control of Semen Padang, the inability to prepare consolidated financial statements that include Semen Padang's operations and the inability of its independent auditors to provide an unqualified audit opinion on such financial statements. We intend to defend our interests in Gresik and its subsidiaries, including Semen Padang.

Other Developments

         In April 2003, we amended the terms of the July 12, 2002 agreements pursuant to which we had agreed with several minority investors in CEMEX Asia Holdings, Ltd., or CAH, to exchange 28,195,213 CEMEX CPOs for 1,483,365 shares of CAH common stock. The terms of the exchange have been modified with respect to 1,398,602 of the CAH shares. Instead of purchasing those CAH shares in four equal quarterly tranches commencing on March 31, 2003, we have now agreed to purchase those CAH shares in four equal quarterly tranches commencing on March 31, 2004. Notwithstanding the amendments, for accounting purposes, the CAH shares to be received by us pursuant to the exchanges are considered to be owned by us effective as of July 12, 2002. Pending the successful consummation of this transaction, we will have increased our stake in CAH to 92.25%.

         In June 2003, Cementos Nacionales, our main operating subsidiary in the Dominican Republic, announced a U.S.$130 million investment plan to install a new kiln for producing clinker with an annual capacity of 1.6 million metric tons of clinker. This new kiln, which would increase our total clinker production capacity in the Dominican Republic to 2.2 million metric tons per year, is expected to be completed in early 2005. We expect to invest approximately U.S.$16 million in this project in 2003 and the remaining U.S.$114 million during 2004 and 2005.

Recent Developments Since June 30, 2003

         On August 8, 2003, in connection with an increase in the amount available under our U.S. commercial paper program from U.S.$275 million to U.S.$400 million, we entered into a First Amended and Restated Reimbursement and Credit Agreement and a related Depositary Agreement with several lenders. Under the First Amended and Restated Reimbursement and Credit Agreement, the issuing bank agreed to issue an irrevocable direct-pay letter of credit in the amount of U.S.$400 million to provide credit support for the commercial paper program, and the lenders committed to make loans to us in the event of certain market disruptions of up to the same amount. In addition, under the First Amended and Restated Reimbursement and Credit Agreement we obtained a U.S.$200 million standby letter of credit facility for the issuance of standby letters of credit in support of certain of our and any of our subsidiaries' obligations, including in support of contingent liabilities arising in connection with forward sale contracts, leases, insurance contracts and arrangements, service contracts, equipment contracts, financing transactions and other payment obligations. The total amount available under the U.S. commercial paper program, the letters of credit and any loans under the First Amended and Restated Reimbursement and Credit Agreement cannot exceed U.S.$400 million. CEMEX Mexico and Empresas Tolteca de Mexico, two of our Mexican subsidiaries, are guarantors of our obligations under the First Amended and Restated Reimbursement and Credit Agreement.